Legacy Concierge, Inc.



ANNUAL REPORT

4696 Hojas Verdes

Santa Fe, NM 87507

0

https://www.legacy-concierge.com/

This Annual Report is dated April 28, 2022.

BUSINESS

Legacy Concierge, Inc. ("Legacy Concierge" or the "Company") is a corporation organized under the laws of the state of Delaware that protects the wealth of people who have passed away by collecting and securely storing an individual's vital financial and digital data and performing orderly electronic notifications upon death while providing organized archived data for use by successors.

The Company's business model consists of a SaaS platform focused on individuals who have wills and professional teams who provide estate planning, wealth management, and fiduciary services. Our services are sold nationally to professional service providers; our network of CFPs, wealth managers, CPAs, and Financial advisors is growing daily. We also sell direct-to-consumers online. The Company is the leading service that helps families define, maintain, and preserve the Digital After Life of their clients, globally. Using AI and automation, Legacy Concierge is a thought leader and is innovating effective ways to locate, control, curate, and collect untapped wealth for its customers. In a post-Covid world, the awareness of the need for estate planning and preparing one's Digital After Life is at an all-time high.

Corporate History

The Company was initially organized as Legacy Concierge, LLC, a Delaware limited liability company, on June 6, 2017, and converted to a Delaware corporation on December 28, 2021.

Intellectual Property

The Company was granted two trademarks and has applied for an additional two trademarks. Legacy Concierge trademark protection was granted on October 29, 2019 as software for collecting, storing, monitoring, protecting, and removing an individual's digital financial records and other personally identifying electronic information from computer systems. Legacy Concierge owns 15 domain names for marketing and has other IP that it has developed including copyrights, trade secrets, video clips, technical papers, educational materials and processes regarding the protection of digital assets.

Previous Offerings

Type of security sold: Membership Units in an LLC

Final amount sold: $405,000.00

Use of proceeds: Product and website development, marketing and sales.

Date: April 23, 2019

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

For the years ending on December 31, 2020, and December 31, 2021, company cash of about $1,000,000 invested by the Founder and Friends and Family was used for the development of data, protocols, and software for the Company's business of organizing and protecting a client's assets after death. Some revenue was earned during these two years in beta sites of the Company's products, specifically $22,503 in 2020 and $13,028 in 2021. For 2022, with the proceeds of this offering, the Company believes it is poised to roll out its services countrywide and expects to generate higher revenue and cash flow.

Total operating expenses decreased from $240,488 in 2020 to $164,682 in 2021. Expenses for

the past two years consisted of mainly research and development, software engineering, software platform fees, marketing research, webinars, fees for professional services and trademarks, and administrative costs (insurance, bookkeeping, subscriptions). We paid no salaries or benefits in 2020 or 2021. 2022 expenditures are estimated to be approximately as follows: operations 37%, marketing 28%, product development 25%, and G&A 7.5%.

Historical results and cash flows:

The Company is currently in the development stage and has recently commenced revenue generation. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future. Until the end of 2021, we did not have a full-time salesperson and did not have a website where prospective customers could order services online.

Cash resources have been primarily generated through founder and equity investments. Our goal today is to build our sales and implement 'pharma' style marketing for both B2B and B2B2C distribution channels.

Today, we are poised to have customers to pre-pay for post-death security services, and we are able to offer monthly subscription services to financial advisors and wealth managers.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $7,534.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Credit Cards (Citibank, Chase and Capital One).

Amount Owed: $37,937.00

Interest Rate: 14.9%

Maturity Date: July 01, 2022

Creditor: CFO Particeps, Curt Doty Company, Santa Fe Business Solutions, Other Vendors

Amount Owed: $143,670.00

Interest Rate: 0.0%

Maturity Date: July 01, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Betsy Ehrenberg

Betsy Ehrenberg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: October 01, 2014 - Present

Responsibilities: Coordinate Corporate Functions including Legal, Financial, Sales, Engineering, and Marketing. Betsy is currently not taking a salary. She plans to receive a salary when monthly recurring revenue exceeds $100K but no sooner than 90 days after the raise is fully-subscribed. Betsy holds 78.2% equity in the company.

Position: Director

Dates of Service: December 27, 2021 - Present

Responsibilities: This director is responsible for making major business and policy decisions and oversee the affairs of the corporation in order to protect the interests of the shareholders. This director is also responsible for selecting and removing officers, delegating operating authority to the managers or other groups, and supervises the company as a whole.

Other business experience in the past three years:

Employer: Intermedia Projects, Inc.

Title: Board Member

Dates of Service: October 01, 2016 - March 01. 2022

Responsibilities: Advising the company.

Name: Damon Altomare

Damon Altomare's current primary role is with VIP StarNetworks, LLC. Damon Altomare currently services 8 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO

Dates of Service: October 10, 2017 - Present

Responsibilities: Design and Development Software Application. Damon receives a variable

salary, plus equity.

Other business experience in the past three years:

Employer: ThisWay Development

Title: CEO

Dates of Service: January 01, 2019 - Present

Responsibilities: Design and Development Software Applications. Damon works part-time for ThisWay Development.

Other business experience in the past three years:

Employer: VIP StarNetworks, LLC

Title: CTO

Dates of Service: November 01, 2020 - Present

Responsibilities: Provide technology recommendations and oversight.

Name: Curt Doty

Curt Doty 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CMO

Dates of Service: July 01, 2021 - Present

Responsibilities: Marketing Program Design and Communications; Social Media, Partnership Promotions, Press. Curt receives a salary of $150,000 per year. He works part-time for the Company.

Other business experience in the past three years:

Employer: Vertuoso, LLC

Title: President

Dates of Service: November 01, 2017 - Present

Responsibilities: Communications Director. Curt works part-time for Vertuoso.

Other business experience in the past three years:

Employer: Curt Doty Company, LLC

Title: Founder

Dates of Service: April 01, 2015 - Present

Responsibilities: Branding and communications. Curt works part-time for Curt Doty Company.

Name: Andrew A. Levy

Andrew A. Levy's current primary role is with Redstone Capital. Andrew A. Levy currently services 3 hours per week, or as needed hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: September 01, 2017 - Present

Responsibilities: Andrew is responsible for making major business and policy decisions and oversees the affairs of the corporation in order to protect the interests of the shareholders. Andrew does not currently receive a salary for his roles.

Position: General Counsel

Dates of Service: September 01, 2017 - Present

Responsibilities: Andy's main duties include reviewing and writing various internal legal contracts, negotiating and managing client and vendor contracts and ensuring legal compliance regarding employee safety and mergers and acquisitions.

Other business experience in the past three years:

Employer: Redstone Capital

Title: President

Dates of Service: January 01, 2014 - Present

Responsibilities: Responsible for making investment decisions for the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Betsy Ehrenberg

Amount and nature of Beneficial ownership: 3,910,815

Percent of class: 78.2

RELATED PARTY TRANSACTIONS

OUR SECURITIES

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,000,000 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people

think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity

capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the

escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Legacy Concierge converted into a corporation on 12/28/2021 after operating as an LLC for four-plus years. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Legacy Concierge, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Legacy Vault Product and LOCKYT Services are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it

might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Microsoft Azure Platform or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Legacy Concierge, Inc. could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Chief Executive Officer does not currently receive a salary for her role with the Company.

Betsy Ehrenberg, the CEO of Legal Concierge, Inc., currently does not receive a salary for her role with the Company. Although she owns 78.2% equity in the company, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Betsy Ehrenberg plans to receive a salary when monthly recurring revenue exceeds $100K but no sooner than 90 days after this offering is fully-subscribed.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

Legacy Concierge, Inc.

By   /s/ *Betsy L. Ehrenberg*

     Name: Legacy Concierge, Inc.

     Title: President, CEO and Director

Exhibit A

FINANCIAL STATEMENTS



Legacy Concierge, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Legacy Concierge, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 26, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	7,534	7,112
Accounts Receivable	2,711	-
Total Current Assets	10,245	7,112
Non-current Assets		
Intangible Assets: Software Development and Website, net of Accumulated Amortization	370,428	453,312
Total Non-Current Assets	370,428	453,312
TOTAL ASSETS	380,672	460,424
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	16,897	20,439
Short-Term Debt	-	10,000
Short-Term Debt - Related Party	-	227,775
Other Liabilities	135,796	97,860
Total Current Liabilities	152,694	356,073
Long-term Liabilities		
SBA Loan	-	1,400
Total Long-Term Liabilities	-	1,400
TOTAL LIABILITIES	152,694	357,473
EQUITY		
Common Stock	4,802	-
Additional Paid in Capital	1,023,917	-
Common Units	-	761,945
Accumulated Deficit	(800,741)	(658,994)
Total Equity	227,978	102,951
TOTAL LIABILITIES AND EQUITY	380,672	460,424

Statement of Operations

| | Year Ended December 31, | |
	2021	2020
Revenue	13,028	22,503
Cost of Sales	-	-
Gross Profit	13,028	22,503
Operating Expenses		
Advertising and Marketing	19,975	99,989
General and Administrative	17,444	24,511
Product Development	15,277	14,224
Amortization	111,985	101,764
Total Operating Expenses	164,682	240,488
Operating Income (loss)	(151,654)	(217,985)
Other Income		
Interest Income	-	-
Other	11,400	-
Total Other Income	11,400	-
Other Expense		
Interest Expense	1,493	2,645
Other	-	-
Total Other Expense	1,493	2,645
Provision for Income Tax	-	-
Net Income (loss)	(141,747)	(220,629)

Statement of Cash Flows

| | Year Ended December 31, | |
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(141,747)	(220,629)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	111,985	101,764
Accounts Payable	(3,541)	14,177
Accounts Receivable	(2,711)	(268)
Deferred Revenue	-	(872)
Other Liabilities	37,937	93,830
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	143,670	208,630
Net Cash provided by (used in) Operating Activities	1,923	(11,999)
INVESTING ACTIVITIES		
Software Development	-	(1)
Website	(29,101)	-
Net Cash provided by (used by) Investing Activities	(29,101)	(1)
FINANCING ACTIVITIES		
SBA Loan	(1,400)	
Short-Term Debt	(10,000)	-
Short-Term Debt - Related Party		16,784
Member Contributions	39,000	
Net Cash provided by (used in) Financing Activities	27,600	16,784
Cash at the beginning of period	7,112	2,328
Net Cash increase (decrease) for period	422	4,785
Cash at end of period	7,534	7,112

Statement of Changes in Shareholder Equity

	Common Stock			Common Units	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	APIC	$ Amount		
Beginning Balance at 1/1/20	-	-	-	761,945	(438,365)	323,580
Net Income (Loss)	-		-		(220,629)	(220,629)
Ending Balance 12/31/2020	-	-	-	761,945	(658,994)	102,951
Conversion from LLC to Corporation	6,500,000	4,802	757,143	(761,945)	-	-
Conversion of debt to equity	-	-	227,775	-	-	227,775
Capital Contributions	-	-	38,999	-	-	38,999
Net Income (Loss)	-	-	-	-	(141,747)	(141,747)
Ending Balance 12/31/2021	6,500,000	4,802	1,023,917	-	(800,741)	227,978

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Legacy Concierge, Inc. ("the Company") was originally formed in Delaware on June 6th, 2017 as a Limited Liability Company before converting into a Corporation on December 28th, 2021. The Company generates revenue by selling services of varying degrees directly to end-users that provide security and management of digital assets both during and after one's life.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company sells services of varying degrees directly to end-users that provide security and management of digital assets both during and after one's life. The Company collects payments upfront on an annual basis, and revenue is recognized over the life of the service as performance obligations are satisfied. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the service period which is generally one year.

Intangible Assets

The Company's intangible assets consist of software development costs and a website. They are recorded at cost less accumulated amortization and impairment losses on a systematic basis over their lives of 5 years. The ending balance of this asset was $453,321 and $370,428 as of December 31, 2020 and 2021, respectively.

Other Income

Please see Note 5 regarding the forgiveness of a loan.

Other Liabilities

In 2020 and 2021, the Company accrued liabilities for amounts owed to investors. The ending balance of this liability was $97,860 and $135,796 as of December 31, 2020 and 2021, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Equity Based Compensation</u>

The Company does not have any equity-based compensation plans.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

The Company was previously a pass-through entity therefore any income tax expense or benefit in 2020 was the responsibility of the Company's owners. As such, no provision for income tax was recognized on the Statement of Operations.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31, 2020 Company had outstanding short-term debt from its founder in the total amount of $227,775. This balance was forgiven by the founder and converted into equity in 2021.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

See Note 3.

NOTE 6 – EQUITY

The Company had authorized 500,000 Common Units during its operations as an LLC prior to conversion in 2021. 491,195 units were issued and outstanding as of December 31, 2020, and subsequently converted into shares of Common Stock in 2021 on a pro-rata basis in accordance with the plan of conversion.

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.001 per share. 6,500,000 shares were issued and outstanding as of December 31, 2021.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 26, 2022, the date these financial statements were available to be issued. On January 25, 2022, the founder forgave loan amounts due to her in the amount of $266,774 as of December 31, 2021.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, had negative cash flows from operations in 2020, and negative working capital.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

CERTIFICATION

I, Betsy L. Ehrenberg , Principal Executive Officer of Legacy Concierge, Inc. , hereby certify that the financial statements of Legacy Concierge, Inc. included in this Report are true and complete in all material respects.

Betsy L. Ehrenberg

President, CEO and Director